Exhibit 12.4

UNITED STATES STEEL CORPORATION

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended Dec. 31,
(Dollars in Millions)	2004	2003
Total fixed charges as reported	$190	$210
Pro forma adjustment for debt refinancing	(9)	(25)
Pro forma total fixed charges (A)	$181	$185
Earnings-pretax income (loss) with applicable adjustments as reported	$1,638	$(604)
Pro forma adjustment for debt refinancing	9	25
Pro forma earnings-pretax income (loss) with applicable adjustments (B)	$1,647	$(579)
Ratio of (B) to (A)	9.10	(a)
(a)	Pro forma earnings did not cover pro forma fixed charges by $764 million.